UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               SPORT CHALET, INC.

                                (Name of Issuer)

                      Class B Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    849163308

                                 (CUSIP Number)

                                Su Lian Lu, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                        333 South Hope Street, 48th Floor
                              Los Angeles, CA 90071
                                 (213) 620-1780
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 30, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No.                          849163308                  Page 2 of 10 Pages
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          Norbert J. Olberz                                I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             *(a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY              0
      OWNED BY       -----------------------------------------------------------
        EACH            8     SHARED VOTING POWER
     REPORTING
       PERSON                 116,328
        WITH
                     -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              116,328
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          116,328
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No.                          849163308                  Page 3 of 10 Pages
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          Irene M. Olberz                                         I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       *(a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                116,328
       PERSON
        WITH         -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              116,328
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          116,328
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No.                          849163308                  Page 4 of 10 Pages
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          The Olberz Family Trust                                    I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           *(a)  |X|
                                                                      (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                116,328
       PERSON
        WITH         -----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              116,328
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          116,328
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

Item 1. Security and Issuer.

      (a) The name of the issuer is Sport Chalet, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is One Sport Chalet Drive, La Canada, CA 91011.

      (c) The title of the class of securities to which this statement relates is the Class B Common Stock, par value $0.01, of the Issuer (the "Class B Common Stock"). Pursuant to a recapitalization plan of the Issuer, approved at the Issuer's 2005 annual meeting of stockholders, each outstanding share of the Issuer's Common Stock ($0.01 par value) was reclassified into 0.25 of a share of Class B Common Stock on September 20, 2005.

Item 2. Identity and Background.

      The Reporting Persons are filing this amendment to Schedule 13D jointly in connection with (i) the transfer of 730,613 shares of Class B Common Stock to Craig L. Levra, the Issuer's Chairman of the Board, President and Chief Executive Officer, and 243,537 shares to Howard K. Kaminsky, the Issuer's Executive Vice President and Chief Financial Officer, on September 30, 2005 and
(ii) the termination of an option to purchase, under certain circumstances, all of the shares of the Issuer's common stock held by the Trust (as defined below); as described in Item 4 and Item 6.

      (a) The Reporting Persons are Norbert J. Olberz, Irene M. Olberz and The Olberz Family Trust, a revocable grantor trust (the "Trust"). Norbert J. Olberz and Irene M. Olberz are co-trustees of the Trust.

      (b) The business address of each Reporting Person is One Sport Chalet Drive, La Canada, CA 91011.

      (c) The principal business of the Trust is to facilitate the estate and tax planning objectives of Norbert J. Olberz and Irene M. Olberz. The principal business address of the Trust is the principal business address of the Issuer set forth in Item 1 hereof. Norbert J. Olberz is the founder, Chairman Emeritus and a director of the Issuer. Irene M. Olberz is a homemaker and the spouse of Norbert J. Olberz. The principal business address of the Issuer is set forth in
Item 1 hereof.

      (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Norbert J. Olberz and Irene M. Olberz are citizens of the United States of America. The Trust is a California revocable grantor trust.

Item 3. Source and Amount of Funds and Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      This Amendment No. 2 to Schedule 13D is being filed to report (i) the termination of the Option Agreement by and between SC OPTION, LLC, a California limited liability company (the "LLC"), and the Reporting Persons under agreement dated May 6, 1997 and (ii) the transfer to Messrs. Levra and Kaminsky of 730,613 shares and 243,537 shares, respectively, of Class B Common Stock (the "Transfer").

                                 SCHEDULE 13D/A

      Pursuant to the Option Agreement, Norbert Olberz and Irene Olberz, as co-trustees of The Olberz Family Trust (the "Trust"), granted to the LLC, an option (the "Option") to purchase, under certain circumstances, all of the shares of the Issuer's common stock held by the Trust. The members of the LLC are the Issuer's executive officers. The Option is exercisable for 365 days from the date of the death of Norbert Olberz, at an exercise price equal to the market price on the date of his death. The LLC and the Trust entered into the Option to provide for an orderly transition of control of the Issuer upon the death of Norbert Olberz. The termination of the Option Agreement was executed as of September 30, 2005.

      On September 30, 2005, the Trust transferred to Messrs. Levra and Kaminsky 730,613 shares and 243,537 shares, respectively, of Class B Common Stock. As a result of the Transfer, Messrs. Levra and Kaminsky beneficially owned immediately after the Transfer 47.1 % and 17.3 %, respectively, of the Class B Common Stock (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). At the 2005 annual meeting of stockholders, the stockholders of the Issuer approved the Transfer.

      For a description of certain potential advantages, disadvantages and effects of the Transfer, see the Issuer's definitive proxy statement relating to the 2005 annual meeting of stockholders filed with the Securities and Exchange Commission (the "SEC") on September 1, 2005, and the Issuer's Current Report on Form 8-K filed with the SEC on October 3, 2005.

      Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

      (a)   the acquisition or disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

      (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

      (d)   any changes in the Issuer's board of directors or management;

      (e) any material change in the Issuer's capitalization or dividend policy;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

      (h) causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

      (i) the Issuer's securities becoming eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended; or

      (j)   any action similar to those enumerated above.

      While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

                                 SCHEDULE 13D/A

Item 5.  Interest in Securities of the Issuer.

      t 6 0 (a) Norbert J. Olberz, Irene M. Olberz and the Trust each may be deemed to be the beneficial owner of 116,328 shares of Class B Common Stock, or approximately 6.9% of the outstanding Class B Common Stock, by virtue of the relationships described in Items 2 and 6 hereof.

      (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

                Name                  Power to Vote               Power to Dispose or Direct Disposition
                ----                  -------------               --------------------------------------
                               Sole                  Shared            Sole                      Shared
                               ----                  ------            ----                      ------
  Norbert J. Olberz              0                   116,328              0                     116,328
  Irene M. Olberz                0                   116,328              0                     116,328
  The Olberz Family Trust        0                   116,328              0                     116,328

      (c) The only transaction effected in the class Common Stock by the Reporting Persons during the past 60 days was the Transfer and the termination of the Option Agreement as described herein.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Termination of Option Agreement

      See Item 4 above in connection with the termination of the Option
Agreement.

      Tax Indemnification Agreement

      On September 30, 2005, the Issuer entered into a Tax Indemnification Agreement (the "Indemnification Agreement") with the Reporting Persons, and Craig L. Levra, Chairman and Chief Executive Officer of the Issuer, and Howard
K. Kaminsky, Chief Financial Officer of the Issuer (collectively, the Indemnitors").

      Under the Indemnification Agreement, each of the Indemnitors has agreed to indemnify and hold harmless the Reporting Persons from any federal, state or local taxes (plus reasonable legal fees and expenses) incurred by the Reporting Persons in connection with the Transfer. Such taxes include any gift taxes, transfer taxes, income taxes (including withholding of income taxes) and payroll taxes (such as FICA, FUTA, SDI and SUI) and any penalties or interest on any such taxes. Each Indemnitor's liability under the Indemnification Agreement is limited to the value of the shares of Class B Common Stock pledged by him under the Pledge Agreement described below.

                                 SCHEDULE 13D/A

      Stock Pledge Agreement

      On September 30, 2005, the Issuer entered into a Stock Pledge Agreement (the "Pledge Agreement") with the Reporting Persons and the Indemnitors.

      Under the Pledge Agreement, each of the Indemnitors has pledged, and granted a security interest in, certain shares of Class B Common Stock (the "Pledge Shares") to the Reporting Persons to secure that Indemnitor's obligations to the Reporting Persons under the Indemnification Agreement. Each of the Indemnitors may pledge and grant a security interest in the collateral to any lender to secure the payment of any indebtedness of the Indemnitor to that lender, and such pledge and security interest may be senior in priority to the pledge and security interest granted to the Reporting Persons under the Pledge Agreement. Messrs. Levra and Kaminsky have pledged under the Pledge Agreement 342,947 shares and 114,316 shares, respectively, of Class B Common Stock. During the term of the Pledge Agreement, so long as no event of default has occurred under the Indemnification Agreement, the Indemnitors have the right to vote the Pledge Shares on all corporate questions for all purposes not inconsistent with the terms of the Pledge Agreement. Upon the occurrence of an event of default under the Indemnification Agreement, the Reporting Persons shall have the option to exercise all voting powers and other corporate rights pertaining to the Pledge Shares, subject to the rights of any lender which may have rights senior in priority to the pledge and security interest granted to the Reporting Persons under the Pledge Agreement.

      The summary of the Indemnification Agreement and the Pledge Agreement set forth above should be read in conjunction with, and is qualified in its entirety by, the full text of these agreements included as exhibits to this Report.

Item 7. Material to be filed as Exhibits.

      Exhibit A   Joint Filing Agreement (previously filed as Exhibit A to
                  Report on Schedule13D of the Reporting Persons (the "Report"), on December 20, 2002)

      Exhibit B   Option Agreement (previously filed as Exhibit C to Amendment
                  No. 1 to the Report)

      Exhibit C   First Amendment to Option Agreement (filed as Exhibit E to
                  Amendment No. 2 to the Report on Schedule 13D of the LLC and certain executive officers of the Issuer, on June 11, 2004, and incorporated herein by reference)

      Exhibit D   Powers of Attorney (previously filed as Exhibit D to the
                  Original Report)

      Exhibit E   Tax Indemnification Agreement (filed as Exhibit 99.1 to the
                  Issuer's Current Report on Form 8-K filed with the SEC on
                  October 3, 2005, and incorporated herein by reference)

      Exhibit F   Stock Pledge Agreement (filed as Exhibit 99.2 to the
                  Issuer's Current Report on Form 8-K filed with the SEC on
                  October 3, 2005, and incorporated herein by reference)

                                 SCHEDULE 13D/A

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.

Dated:  October 3, 2005

                                                                        *
                            ---------------------------------------------
                            NORBERT J. OLBERZ

                                                                        *
                            ---------------------------------------------
                            IRENE M. OLBERZ

                            THE OLBERZ FAMILY TRUST

                            By:                                         *
                                     ------------------------------------
                            Name:    Norbert J. Olberz
                            Title:   Co-Trustee

                            By:                                         *
                                     ------------------------------------
                            Name:    Irene M. Olberz
                            Title:   Co-Trustee

*Signed by Howard K. Kaminsky as attorney-in-fact.

                                  EXHIBIT INDEX

      Exhibit A   Joint Filing Agreement (previously filed as Exhibit  A to
                  Report on Schedule 13D of the Reporting Persons (the
                  "Report"), on December 20, 2002)

      Exhibit B   Option Agreement (previously filed as Exhibit  C to Amendment
                  No. 1 to the Report)

      Exhibit C   First Amendment to Option Agreement (filed as Exhibit  E to
                  Amendment No. 2 to Report on Schedule 13D of the LLC and certain executive officers of the Issuer, on June 11, 2004, and incorporated herein by reference)

      Exhibit D   Powers of Attorney (previously filed as Exhibit  D to the
                  Original Report)

      Exhibit E   Tax Indemnification Agreement (filed as Exhibit  99.1 to the
                  Issuer's Current Report on Form 8-K filed with the SEC on
                  October 3, 2005, and incorporated herein by reference)

      Exhibit F   Stock Pledge Agreement (filed as Exhibit  99.2 to the Issuer's
                  Current Report on Form 8-K filed with the SEC on October 3,
                  2005, and incorporated herein by reference)